

Mail Stop 7010

September 19, 2008

Mr. Barry S. Baer
Chief Financial Officer
Ecotality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

> **Re: Ecotality, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-50983**

Dear Mr. Baer:

We have reviewed your response letter dated September 17, 2008 and have the following additional comments. If you disagree with any of our comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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1. We note your response to our comments issued August 25, 2008 and your proposed revisions to your Form 10-KSB. Your proposed revisions to the Form 10-KSB indicate that management continues to assert that your disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **<u>reported</u>** within the time periods specified in

the Commission's rules and forms. Since your Form 10-KSB did not include material information required by Item 308T of Regulation S-B, it is unclear to us how you determined that your disclosure controls and procedures were effective as of December 31, 2007. In light of these facts, please explain in detail how you concluded that disclosure controls and procedures were effective. Alternatively, please show us how you plan to amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

2. We note your response to our comments issued August 25, 2008 and your proposed revisions to your Form 10-KSB. Your proposed revisions do not include all of the required components for management's annual report on internal controls over financial reporting as described in Item 308T(a) of Regulation S-B. Specifically, we note that your proposed revisions do not include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Exchange Act Rule 13a-15(c). Please show us how you plan to amend your Form 10-KSB to include the required components described in subparagraphs (1)-(4) of Item 308T(a) of Regulation S-B.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief